SOLAR ENERGY LIMITED

145-925 West Georgia Street

Vancouver, British Columbia V6C 3L2

February 23, 2007

Scott Ruggiero

Mail Stop 3561

Division of Corporate Finance

450 Fifth Street, N.W.

United States Securities and Exchange Commission

Washington, D.C. 20549-0405

      RE: Solar Energy Limited

         Form 10-KSB for Fiscal Year Ended December 31, 2005

         Filed April 17, 2006

        Form 10-QSB for the Quarterly Period Ended September 30, 2006

         Filed November 20, 2006

         File No. 1-14791

Dear Mr. Ruggiero:

Thank you for your comments dated January 24, 2007 related to our disclosure on Form 10-KSB for the year ended December 31, 2005 and on Form 10-QSB for the quarterly period ended September 30, 2006. We enclose a copy of our amended Form 10-QSB for the period ended September 30, 2006 and a redlined copy of same for your reference. We have also submitted this response letter and our amended Form 10-QSB electronically.

Please direct copies of all responses and any additional comments to the following address:

      Andrew Wallace

      Chief Executive Officer

      Solar Energy Limited

      145-925 West Georgia Street

      Vancouver, British Columbia, V6C 3L2, Canada

      Telephone: (604) 669-4771

      Facsimile: (604) 669-4731

The following are our detailed responses to your comments.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Item 8A. Controls and Procedures, page 22

(a)	Evaluation of Disclosure Controls and Procedures, page 22

1.

We note that you have disclosed two different conclusions as to your officer’s evaluation of the effectiveness of disclosure controls and procedures. In future filings, please ensure that you disclose your officer’s conclusions as of the date of the filing of your report as to the effectiveness of your disclosure controls and procedures in place as of the end of the period covered by the report you are filing.

Response:

We note your comment and will ensure that in future filings that our officer’s conclusions as to the effectiveness of our disclosure controls and procedures will be those as of the end of the period covered by each respective report.

Form 10-QSB for the Quarterly Period Ended September 30, 2006

Notes to the Consolidated Financial Statements, page 8

Note 6 – Debenture Payable, page 14

2.

Please tell us what consideration you gave, if any, to bifurcating the embedded conversion feature of your convertible debt. It appears that since the conversion feature is convertible into either common shares or CO2 Tonnes, that it would not qualify for the paragraph 11(a) scope exception of SFAS 133. Consequently, it appears that the embedded conversion feature should be accounted for as a derivative at fair value with changes in fair value recorded in earnings.

Response:

We have amended the noted debenture to account for the embedded conversion feature as per SFAS 133, please refer to changes in the Interim Consolidated Balance Sheets, Interim Consolidated Statements of Operations and Cash Flows and Note 7 to the interim consolidated financial statements.

Controls and Procedures, page 23

3.

We note that your officers have concluded that disclosure controls and procedures were effective as of September 30, 2006 and we further note that you have disclosed that there were no changes in the Company’s internal control over financial reporting during the quarter. In this regard, we note that similar disclosure was made in your Form 10-QSB for the quarterly period ended June 30, 2006. Please tell us what changes were made to disclosure controls and procedures to allow management to conclude as to the effectiveness of your disclosure controls and procedures in light of your disclosure in your amended Form 10-KSB for the year ended December 31, 2005 which indicated that changes would be made to safeguard against future errors in financial disclosure.

Response:

We remain cognizant of our commitment to effect changes in our corporate process that would strengthen the effectiveness of our disclosure controls and procedures. Further to that commitment our sole executive officer has presented to the board of directors a proposal that the Company bifurcate his responsibilities to engage an individual to perform the functions of a chief financial officer to work with him to ensure the effectiveness of our disclosure controls and procedures. He further encouraged the board of directors to form an audit committee that might oversee the process. Unfortunately, the Company is yet to engage anyone who might perform the functions of a chief financial officer and has not formed an audit committee due to practicalities associated with having only two independent directors. However, the Company does remain committed to engaging a chief financial officer and is considering an expansion of the board of directors to facilitate an independent audit committee.

Absent these anticipated changes to the Company’s disclosure controls and procedures, our sole executive officer was able to conclude that the Company’s disclosure controls and procedures were effective as of June 30, 2006 and September 30, 2006 based on his own review and that oversight provided by our board of directors.

Exhibit 31

4.

We note the identification of the certifying individual at the beginning of the certification required by the Exchange Act Rule 13a-14(a) also includes the title(s) of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title(s).

Response:

We note your comment and will ensure that in future filings that the title of the certifying individual will not be included at the beginning of the certification.

5.	We note the reference to “this Quarterly Report on Form 10-QSB” in paragraph one of your certification. In future filings, please avoid referring to your report as anything other than “report”.

Response:

        We note your comment and will ensure that in future filings our report is referred to only as a report.

6.     In future filings, please replace the word “Registrant” in paragraph one with “Solar Energy Limited”.

Response:

        We note your comment and will replace in future filings the word “Registrant” in paragraph one with “Solar Energy Limited”.

7.     In future filings, please replace the word “Registrant” in paragraphs three, four and five with “small business issuer”.

Response:

We note your comment and will replace in future filings the word “Registrant” in paragraphs three, four and five with “small business issuer”.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing on Form 10-QSB/A for the quarter ended September 30, 2006, please contact me. I may be reached at (604) 669-4771.

Sincerely,

/s/ Andrew Wallace

Andrew Wallace

Chief Executive Officer